Exhibit 99.1

Kingsoft Cloud Announces Unaudited Second Quarter 2022 Financial Results

BEIJING, September 6, 2022 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “Despite the challenging operating environment since the second half of 2021, we see vast and definite opportunities brought about by digital transformation. It is our firm commitment to tackle the challenges and embrace the opportunities head-on with our unique value propositions, including among others, (1) “building a business led by technology” to continuously perfect our scalable core technologies and products; (2) turn-key solution driven sales to offer readily accessible and tangible value of cloud adoption for traditional enterprises in China; and (3) adhering to neutrality and remaining one of the most trusted cloud service provider across industry verticals. We believe, with such value propositions, we will be able to penetrate deep in existing verticals, while tapping into transferrable expertise and Kingsoft and Xiaomi ecosystem, to strategically expand into new industry vertical for sustainable quality growth.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “Our total revenues amounted to RMB1,906.5 million in the second quarter of 2022. Among which, revenues from public cloud services amounted to RMB1,289.1 million in the second quarter of 2022. As we continued to proactively scale down our CDN services, its gross billing decreased by 30% year-over-year, while computing and storage services’ gross billing increased by 5% year-over-year. Revenues from enterprise cloud services amounted to RMB616.6 million, largely stable year-over-year, as we navigated through challenging operating environment which slowed down bidding and project deployment process during the second quarter. Meanwhile, to drive efficiency, we have executed cost control measures and successfully saved RMB252.6 million in total costs on a sequential basis.

Despite the challenges, we remain confident about our long-term prospect and value. We are pleased to announce that we intend to enter into a repurchase agreement with potential size no more than US$30 million during a 90 days window, subject to agreements to be finalized with repurchase agent. This action is pursuant to and part of the US$100 million repurchase program authorized by the board and announced back in March 2022. As usual, the timing, structure and dollar amount of the repurchase will be subject to, among others, the market conditions, terms to be agreed with the relevant repurchase agent, the trading prices of ADSs, and the relevant securities rules and regulations.”

Second Quarter 2022 Financial Results

Total Revenues reached RMB1,906.5 million (US$284.61 million), representing a decrease of 12.3% from RMB2,173.7 million in the same period of 2021. The decrease was mainly due to our proactive scaling down of CDN services, with its gross billings decreased by 30% on year-over-year basis, as well as the delays to the deployment and bidding process of our enterprise cloud projects mainly caused by the resurgences of COVID-19.

•	Revenues from public cloud services decreased by 16.9% to RMB1,289.1 million (US$192.5 million), compared with RMB1,550.8 million in the same quarter of 2021. The decrease was mainly due to the above-mentioned scaling down of our CDN services, and partially offset by the increase of billings from computing and storage services.

•	Revenues from enterprise cloud services were RMB616.6 million (US$92.0 million), representing a slight decrease of 0.9% from RMB622.1 million in the same quarter of 2021. The slight decrease was mainly due to the difficult operating and market environments as a result of COVID resurgences, which slowed down bidding and project deployment process.

•	Other revenues were RMB0.8 million (US$0.1 million) in the second quarter of 2022.

Cost of revenues was RMB1,841.3 million (US$274.9 million), representing a decrease of 12.1% from RMB2,093.9 million last quarter and a decrease of 10.4% from RMB2,055.2 million in the same quarter of 2021. IDC costs decreased by RMB81.3 million from last quarter to RMB1,029.1 million this quarter, in line with our proactive scale down of our CDN services. Depreciation and amortization costs increased slightly by 1.2% quarter-over-quarter to RMB249.1 million as a result of continued capital expenditure. Fulfillment costs decreased from RMB184.5 million last quarter to RMB24.7 million this quarter, mainly due to the slowdown of deployment process as a result of the resurgences of COVID-19. Other costs were RMB48.6 million this quarter.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Gross profit was RMB65.2 million (US$9.7 million), compared with RMB80.0 million last quarter and RMB118.5 million in the same period in 2021. Gross margin was 3.4%, compared with 3.7% last quarter and 5.5% in the same period in 2021. Non-GAAP gross profit2 were RMB68.4 million (US$10.2 million), compared with RMB83.6 million last quarter and RMB121.4 million in the same period in 2021. Non-GAAP gross margin was 3.6%, compared with 3.8% last quarter and 5.6% in the same period in 2021.

Total operating expenses were RMB617.2 million (US$92.2 million), compared with RMB612.8 million last quarter and RMB438.9 million in the same period in 2021.

Selling and marketing expenses were RMB146.2 million (US$21.8 million), compared with RMB144.4 million last quarter and RMB96.1 million in the same period in 2021.

General and administrative expenses were RMB250.1 million (US$37.3 million), compared with RMB221.8 million last quarter and RMB110.6 million in the same period in 2021.

Research and development expenses were RMB220.9 million (US$33.0 million), compared with RMB246.6 million last quarter and RMB232.3 million in the same period in 2021.

Operating loss was RMB552.0 million (US$82.4 million), compared with operating loss of RMB532.8 million last quarter and RMB320.5 million in the same quarter of 2021.

Net loss was RMB810.5 million (US$121.0 million), compared with net loss of RMB554.8 million last quarter and RMB220.6 million in the same quarter of 2021. The increase of net loss was mainly due to the significant depreciation of RMB against USD, resulting foreign exchange loss of RMB229.2 million this quarter.

Non-GAAP net loss was RMB451.7 million (US$67.4 million), compared with net loss of RMB450.9 million last quarter and RMB235.6 million in the same quarter of 2021.

Non-GAAP EBITDA was RMB-147.7 million (US$-22.1 million), compared with RMB-152.2 million last quarter and RMB-55.3 million in the same quarter of 2021. Non-GAAP EBITDA margin was -7.7%, compared with -7.0% last quarter and -2.5% in the same quarter of 2021.

Basic and diluted net loss per share was RMB0.22 (US$0.03), compared with RMB0.15 last quarter and RMB0.07 in the same quarter of 2021.

Cash and cash equivalents and short-term investments were RMB5,352.0 million (US$799.0 million) as of June 30, 2022, compared to RMB5,604.0 million as of March 31, 2022.

Outstanding ordinary shares were 3,663,417,840 as of June 30, 2022, equivalent to about 244,227,856 ADSs.

Business Outlook

For the third quarter of 2022, the Company expects total revenues to be between RMB1.95 billion and RMB2.15 billion, representing a quarter-over-quarter increase of 2.3% to 12.8%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, September 6, 2022, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI70b64716007f4342b0ab1c4119d00611. Once preregistration has been completed, each participant will receive dial-in details, including dial-in numbers and a unique access PIN.

To join the conference, simply dial the number in the email you receive after preregistering followed by the access PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange gain (loss), other gain (loss), net and other income (expense), net and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-6143004

Email: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2021	Jun 30, 2022	Jun 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,217,528	2,732,331	407,926
Restricted cash	239,093	44,439	6,635
Accounts receivable, net	3,570,975	2,872,904	428,913
Short-term investments	2,491,056	2,619,701	391,111
Prepayments and other assets	1,687,021	1,694,048	252,914
Amounts due from related parties	207,143	357,853	53,426
Total current assets	12,412,816	10,321,276	1,540,925
Non-current assets:
Property and equipment, net	2,364,103	2,449,659	365,724
Intangible assets, net	1,169,767	1,086,514	162,212
Prepayments and other assets	29,066	22,437	3,350
Equity investments	207,166	271,146	40,481
Goodwill	4,625,115	4,605,724	687,616
Amounts due from related parties	5,758	4,889	730
Operating lease right-of-use assets	256,451	225,225	33,625
Deferred tax assets, net	7,798	13,464	2,010
Total non-current assets	8,665,224	8,679,058	1,295,748
Total assets	21,078,040	19,000,334	2,836,673

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	1,348,166	1,266,270	189,049
Accounts payable	2,938,632	2,409,134	359,674
Accrued expenses and other current liabilities	2,223,840	2,748,407	410,326
Income tax payable	60,217	43,163	6,444
Amounts due to related parties	836,435	826,042	123,325
Current operating lease liabilities	108,590	100,620	15,022
Total current liabilities	7,515,880	7,393,636	1,103,840

Non-current liabilities:
Deferred tax liabilities	205,889	192,004	28,665
Amounts due to related parties	472,882	354,392	52,909
Other liabilities	1,232,677	206,611	30,846
Non-current operating lease liabilities	158,289	138,433	20,668
Total non-current liabilities	2,069,737	891,440	133,088
Total liabilities	9,585,617	8,285,076	1,236,928
Shareholders’ equity:
Ordinary shares	24,782	24,892	3,716
Additional paid-in capital	18,245,801	18,458,178	2,755,733
Accumulated deficit	(7,458,752)	(8,814,998)	(1,316,045)
Accumulated other comprehensive (loss) gain	(207,882)	175,099	26,142
Total Kingsoft Cloud Holdings Limited shareholders’ equity	10,603,949	9,843,171	1,469,546
Noncontrolling interests	888,474	872,087	130,199
Total equity	11,492,423	10,715,258	1,599,745
Total liabilities and shareholders’ equity	21,078,040	19,000,334	2,836,673

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	Jun 30, 2021	Mar 31, 2022	Jun 30, 2022	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,550,777	1,380,807	1,289,144	192,464	2,942,610	2,669,951	398,613
Enterprise cloud services	622,145	792,509	616,574	92,052	1,042,177	1,409,083	210,371
Others	765	493	780	116	2,432	1,273	190
Total revenues	2,173,687	2,173,809	1,906,498	284,633	3,987,219	4,080,307	609,174
Cost of revenues	(2,055,205)	(2,093,851)	(1,841,294)	(274,898)	(3,752,234)	(3,935,145)	(587,502)
Gross profit	118,482	79,958	65,204	9,735	234,985	145,162	21,672
Operating expenses:
Selling and marketing expenses	(96,058)	(144,405)	(146,210)	(21,829)	(208,884)	(290,615)	(43,388)
General and administrative expenses	(110,637)	(221,763)	(250,073)	(37,335)	(201,814)	(471,836)	(70,443)
Research and development expenses	(232,252)	(246,633)	(220,946)	(32,986)	(496,888)	(467,579)	(69,808)
Total operating expenses	(438,947)	(612,801)	(617,229)	(92,150)	(907,586)	(1,230,030)	(183,639)
Operating loss	(320,465)	(532,843)	(552,025)	(82,415)	(672,601)	(1,084,868)	(161,967)
Interest income	18,927	21,157	17,490	2,611	36,673	38,647	5,770
Interest expense	(6,689)	(34,066)	(34,207)	(5,107)	(10,555)	(68,273)	(10,193)
Foreign exchange gain (loss)	71,277	(18,741)	(229,237)	(34,224)	22,902	(247,978)	(37,022)
Other gain (loss), net	15,357	(12,035)	(15,931)	(2,378)	21,139	(27,966)	(4,175)
Other income (expense), net	4,464	20,038	(37)	(6)	6,390	20,001	2,986
Loss before income taxes	(217,129)	(556,490)	(813,947)	(121,519)	(596,052)	(1,370,437)	(204,601)
Income tax expense	(3,469)	1,670	3,483	520	(6,755)	5,153	769
Net loss	(220,598)	(554,820)	(810,464)	(120,999)	(602,807)	(1,365,284)	(203,832)
Less: net income (loss) attributable to noncontrolling interests	(244)	(1,571)	(7,467)	(1,115)	11	(9,038)	(1,349)
Net loss attributable to Kingsoft Cloud Holdings Limited	(220,354)	(553,249)	(802,997)	(119,884)	(602,818)	(1,356,246)	(202,483)

Net loss per share:
Basic and diluted	(0.07)	(0.15)	(0.22)	(0.03)	(0.18)	(0.37)	(0.06)
Shares used in the net loss per share computation:
Basic and diluted	3,351,178,745	3,648,282,282	3,654,629,480	3,654,629,480	3,347,286,795	3,651,473,415	3,651,473,415
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(132,888)	(9,764)	392,389	58,582	(62,115)	382,625	57,124
Comprehensive loss	(353,486)	(564,584)	(418,075)	(62,417)	(664,922)	(982,659)	(146,708)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(244)	408	(9,799)	(1,463)	11	(9,391)	(1,402)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(353,242)	(564,992)	(408,276)	(60,954)	(1,515,047)	(973,268)	(145,306)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2021	Mar 31, 2022	Jun 30, 2022	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	118,482	79,958	65,204	9,735	234,985	145,162	21,672
Adjustments:
– Share-based compensation expenses	2,961	3,619	3,209	479	8,460	6,828	1,019
Adjusted gross profit	121,443	83,577	68,413	10,214	243,445	151,990	22,691

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2021	Mar 31, 2022	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022
Gross margin	5.5%	3.7%	3.4%	5.9%	3.6%
Adjusted gross margin	5.6%	3.8%	3.6%	6.1%	3.7%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2021	Mar 31, 2022	Jun 30, 2022	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(220,598)	(554,820)	(810,464)	(120,999)	(602,807)	(1,365,284)	(203,832)
Adjustments:
– Share-based compensation expenses	76,092	93,182	113,557	16,954	199,205	206,739	30,865
– Foreign exchange gain (loss)	(71,277)	18,741	229,237	34,224	(22,902)	247,978	37,022
– Other gain (loss), net	(15,357)	12,035	15,931	2,378	(21,139)	27,966	4,175
– Other expense (income), net	(4,464)	(20,038)	37	6	(6,390)	(20,001)	(2,986)
Adjusted net loss	(235,604)	(450,900)	(451,702)	(67,437)	(454,033)	(902,602)	(134,756)
Adjustments:
– Interest income	(18,927)	(21,157)	(17,490)	(2,611)	(36,673)	(38,647)	(5,770)
– Interest expense	6,689	34,066	34,207	5,107	10,555	68,273	10,193
– Income tax expense	3,469	(1,670)	(3,483)	(520)	6,755	(5,153)	(769)
– Depreciation and amortization	189,123	287,481	290,756	43,409	369,589	578,237	86,329
Adjusted EBITDA	(55,250)	(152,180)	(147,712)	(22,052)	(103,807)	(299,892)	(44,773)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2021	Mar 31, 2022	Jun 30, 2022	Jun 30, 2021	Jun 30, 2022
Net loss margin	-10.1%	-25.5%	-42.5%	-15.1%	-33.5%
Adjusted net loss margin	-10.8%	-20.7%	-23.7%	-11.4%	-22.1%
Adjusted EBITDA Margin	-2.5%	-7.0%	-7.7%	-2.6%	-7.3%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Jun 30, 2021	Jun 30, 2022	Jun 30, 2022
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(263,650)	343,607	51,299
Net cash used in investing activities	(56,366)	(732,804)	(109,405)
Net cash generated from (used in) financing activities	502,448	(312,405)	(46,641)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21,261)	95,933	14,323
Net increase in cash, cash equivalents and restricted cash	182,432	(701,602)	(104,747)
Cash, cash equivalents and restricted cash at beginning of period	2,793,448	3,382,439	504,985
Cash, cash equivalents and restricted cash at end of period	2,954,619	2,776,770	414,561